UDR, INC.

1745 Shea Center Drive, Suite 200

Highlands Ranch, Colorado 80129

August 2, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Benjamin Holt

Re:UDR, Inc.

Registration Statement on Form S-3

Filed July 31, 2024 (File No. 333-281135)

Dear Mr. Holt:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, UDR, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of its registration statement on Form S-3 (File No. 333-281135), to 5:00 p.m., Eastern Time, on August 5, 2024, or as soon as practicable thereafter.

Please contact David H. Roberts of Goodwin Procter LLP, counsel to the Registrant, at (617) 570-1039 to provide notice of effectiveness, or if you have any questions or comments concerning this request.

Very truly yours,

UDR, Inc.

By: /s/ David G. Thatcher

Name: David G. Thatcher

Title:	Senior Vice President – General Counsel